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                                                                                                         Exhibit 12

TXU CORP.  - Restated to exclude TXU Gas and Australia
Computation of Ratio of Earnings to Fixed Charges, and Ratio of Earnings to Combined Fixed Charges and Preference Dividends Year Ended December 31,
(millions of dollars)

                                                     Restated      Restated      Restated     Restated    Restated
                                                     --------      --------      --------     --------     -------
                                                      2003           2002          2001         2000         1999
                                                     --------      ---------     --------      -------     --------
EARNINGS:
     Income (loss) from continuing operations
       before extraordinary items                      $  566        $  105       $  533       $  560       $  670
     Add:  Total federal income taxes (benefit)           252            77          215          229          306
          Fixed charges (see detail below)                852           752          838          851          843
          Preferred dividends of subsidiaries               5             9           10           10           10
                                                       ------        ------       ------       ------       ------
               Total earnings                          $1,675        $  943       $1,596       $1,650       $1,829
                                                       ======        ======       ======       ======       ======

FIXED CHARGES:
     Interest expense                                  $  753        $  655       $  680       $  687       $  695
     Rentals representative of the interest factor         68            67           67           65           62
     Distributions on preferred trust securities
         of subsidiaries*                                  31            30           91           99           86
                                                       ------         -----       ------       ------       ------
               Fixed charges deducted from earnings       852           752          838          851          843
     Preferred dividends of subsidiaries (pretax)**         7            16           14           14           15
                                                       ------         -----       ------       ------       ------
                       Total fixed charges                859           768          852          865          858

     Preference dividends of registrant (pretax) **        32            38           31           17            -
                                                       ------        ------       ------       ------       ------

               Fixed charges and preference dividends  $  891        $  806       $  883       $  882       $  858
                                                       ======        ======        =====       ======       ======

RATIO OF EARNINGS TO FIXED CHARGES                       1.95          1.23         1.87         1.91         2.13
                                                         ====          ====         ====         ====         ====

RATIO OF EARNINGS TO COMBINED FIXED
     CHARGES AND PREFERENCE DIVIDENDS                    1.88          1.17         1.81         1.87         2.13
                                                         ====          ====         ====         ====         ====

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*  Distributions on preferred trust securities are deductible for tax purposes.

** Preferred/preference dividends multiplied by the ratio of pre-tax income to net income.